UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Intersections Inc.

(Name of Subject Company)

Intersections Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

460981301

(CUSIP Number of Class of Securities)

Duane L. Berlin

Chief Legal Officer, General Counsel

3901 Stonecroft Boulevard

Chantilly, Virginia 20151

(703) 488-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Persons Filing Statement)

With a copy to:

Todd E. Lenson, Esq.

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, New York 10036

(212) 715-9100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Intersections Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on November 29, 2018, relating to the offer by WC SACD One Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of WC SACD One Parent, Inc., a Delaware corporation (“Parent”, and together with the Purchaser, collectively, the “Purchaser Group”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, at $3.68 per Share, in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 29, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO of the Purchaser Group and certain other filing persons filed with the Commission on November 29, 2018, as amended or supplemented from time to time.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 9. EXHIBITS.

“ITEM 9. EXHIBITS” of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit to the list of Exhibits:

*(a)(10)	Letter from Michael R. Stanfield, Executive Chairman and President of Intersections Inc., to vendors, partners and prospects, dated December 4, 2018.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERSECTIONS INC.

By:	/s/ Ronald L. Barden
Name: Ronald L. Barden
Title: Chief Financial Officer

December 4, 2018